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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              MERITAGE CORPORATION
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   59001A102
                                 --------------
                                 (CUSIP Number)


                                  Larry W. Seay
                              Meritage Corporation
                     6613 North Scottsdale Road, Suite 200
                           Scottsdale, Arizona 85250
                                 (480) 998-8700
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 8, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

-------------------                                            -----------------
CUSIP NO. 59001A102                   13D                      Page 2 of 5 Pages
-------------------                                            -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William W. Cleverly
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not applicable
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     309,841 (See Item 5)
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0 (See Item 5)
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       309,841 (See Item 5)
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0 (See Item 5)
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    476,508
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    9.0% (See Item 5)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP NO. 59001A102                   13D                      Page 3 of 5 Pages
-------------------                                            -----------------

This amendment on Schedule 13D is the initial electronic filing by the reporting person, Mr. William W. Cleverly.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Meritage Corporation, a Maryland corporation (the "Company"), whose principal executive offices are located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250.

ITEM 2. IDENTITY AND BACKGROUND.

     The name, address, and background information for the person filing this statement is as follows:

     a) Name: William W. Cleverly

     b) Business Address:   c/o Inca Capital
                            6900 E. Camelback Rd., Suite 833
                            Scottsdale, Arizona  85251

     c) Principal Business: Chief Executive Officer of Inca Capital

     d) Mr. Cleverly has not been convicted in a criminal proceeding in the past five years (excluding traffic or similar misdemeanors.)

     e) Mr. Cleverly has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result has not been and is not subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the last five years.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

     Not applicable.

-------------------                                            -----------------
CUSIP NO. 59001A102                   13D                      Page 4 of 5 Pages
-------------------                                            -----------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     a) The filing person is beneficial owner of 476,508 shares (9.0%) of Common Stock.

     b) The filing person has sole power to vote and dispose of all of the shares of Common Stock.

     c) On August 30, 2000, Mr. Cleverly conveyed 8,011 and 3,206 shares of Common Stock in two separate transactions to warrant holders who were exercising their warrants. These warrants were issued by Monterey Homes, and the obligation to convey the shares of Monterey common stock to the warrant holders upon exercise and the right to receive the exercise price of $4.06 per warrant were assumed by Mr. Cleverly in connection with the merger of Monterey Homes and Homeplex Mortgage Investment Corporation in December, 1996, with Homeplex surviving and changing its name to Monterey Homes Corporation. On September 16, 1998, Monterey Homes Corporation changed its name to Meritage Corporation.

     The table below sets forth sales of the Common Stock during the last 60 days:

                                                    Approximate Price
                     Date       Amount of Shares        per Share
                     ----       ----------------        ---------
                    9/11/00         312,500             $16.00
                    11/6/00           1,800             $31.5625
                    11/6/00           5,000             $31.50
                    11/6/00           3,200             $31.0625
                    11/6/00           4,000             $29.50
                    11/6/00           1,000             $30.00
                    11/7/00           1,200             $30.1875
                    11/7/00           1,100             $30.00
                    11/7/00           3,500             $29.00
                    11/7/00          14,200             $29.0625
                    11/8/00           3,000             $29.50
                    11/8/00           2,000             $30.1250

     The above-referenced sales were made in open market transactions.

     d) No person has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

     e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     None.

-------------------                                            -----------------
CUSIP NO. 59001A102                   13D                      Page 5 of 5 Pages
-------------------                                            -----------------

                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 21, 2000                  /s/ William W. Cleverly
                                          ----------------------------------
                                          William W. Cleverly